Exhibit 99.1

CODAN Communications Selects Draganfly’s UAV platform to Integrate as a Premium Communication Solution for Government and Defense Customers

Los Angeles, CA. April 11, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, is pleased to announce it has been selected by CODAN Communications (ASX:CDA), a leading international designer and manufacturer of premium communications solutions, to supply its UAV platform for integration with their industry-leading technology and communications solutions.

CODAN Communications (Codan Limited ASX:CDA) serves tactical, military, humanitarian, peacekeeping, public safety, security, and commercial markets in over 150 countries. CODAN designs and deliver solutions that help to solve customers’ communications, safety, security, and productivity problems in some of the most challenging environments around the world.

“Like Draganfly, CODAN delivers its capabilities worldwide for the military, defense, humanitarian, peacekeeping, commercial, security, and public safety markets,” said Paul Sangster, President of CODAN Communications. “This partnership will provide turnkey solutions to customers that leverage Draganfly’s class-leading drones and CODAN’s robust technologies for systems that are second to none in their ability to service the global market in any application across all industries.”

“We are excited for CODAN and Draganfly to provide innovative solutions to complex problems faced by organizations operating in challenging environments,” said Cameron Chell, President, and CEO of Draganfly. “Draganfly’s being selected to integrate our UAV platform into CODAN’s premium Government and Defense platform is an incredible honor and an important milestone as CODAN is demonstrated global leader in radio and communication technology.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About CODAN Communications

CODAN Communications is a global technology company that develops robust technology solutions to solve customers’ communications, safety, security and productivity problems in some of the harshest environments around the world.

We provide tactical communications solutions that enable our customers to be connected, ultimately to support critical missions worldwide. With almost 60 years in the business, we have garnered a reputation for quality, reliability and customer satisfaction, producing innovative and industry-leading technology solutions.

CODAN Communications is a member of the Codan group of companies.

Media Contact

Susan Taylor, Director of Global Marketing

M +1 (703) 859-5931

E: susan.taylor@domotactical.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the integration of Draganfly’s products with CODAN’s and the use of such products by commercial and government entities. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.